SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

October 22, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure: PARTNER COMMUNICATIONS ANNOUNCES THE RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

PARTNER COMMUNICATIONS ANNOUNCES THE
RESULTS OF THE ANNUAL GENERAL MEETING OF
SHAREHOLDERS

Rosh Ha’ayin, Israel, October 22, 2014 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces the results of the Annual General Meeting of Shareholders (the "AGM”), that was held on October 21, 2014, at Partner's offices in Rosh Ha'ayin, Israel.

The AGM resolutions with respect to the items set forth in the Company's proxy statement dated September 11, 2014, sent in connection with the AGM (the "Proxy Statement"), were as follows:

(1)
Approval of the re-appointment of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company's auditor for the period ending at the close of the next annual general meeting;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(2)
Discussion of the auditor’s remuneration for the year ended December 31, 2013, as determined by the Audit Committee and by the Board of Directors, and the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2013;

No vote was required in connection with discussion of this item.

(3)	Discussion of the Company’s audited financial statements for the year ended December 31, 2013 and the report of the Board of Directors for such period;
No vote was required in connection with discussion of this item.

(4)	(i)
Approval of the re-election of the following directors to the Company’s Board of Directors until the close of the next annual general meeting: Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban, Mr. Yahel Shachar, Mr. Arie (Arik) Steinberg and Mr. Ori Yaron;

(ii)
Approval of the compensation of Mr. Adam Chesnoff, Mr. Elon Shalev, Mr. Fred Gluckman, Mr. Sumeet Jaisinghani, Mr. Yoav Rubinstein, Mr. Arieh Saban and Mr. Yahel Shachar and approval and ratification of the compensation of Mr. Ori Yaron; approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of the directors listed above; approval that the directors listed above will continue to benefit from the Company's existing D&O insurance policy and (subject to the adoption of resolution 6 below) will benefit from the new D&O insurance policy; approval that the directors listed above who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect; and approval and ratification (subject to the adoption of Resolution 5 below) that Mr. Ori Yaron will benefit from the indemnification under said resolution;

(iii)
Approval of the compensation of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; approval and ratification of the reimbursement of reasonable expenses in connection with the performance of their role of each of Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg; approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg will continue to benefit from the Company's existing D&O insurance policy and (subject to the adoption of resolution 6 below) will benefit from the new D&O insurance policy; and approval that Ms. Osnat Ronen and Mr. Arie (Arik) Steinberg who have indemnification letters will continue to benefit from the indemnification thereunder and their indemnification letters will continue in full force and effect.

The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(5)	Approval and ratification of the grant of an Indemnification Letter to Mr. Ori Yaron;
The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(6)	Approval of the entry into a new D&O insurance policy;

The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

(7)	Approval of amendments to the Company’s Articles of Association regarding:
(i)	Manner of appointment or dismissal of an alternate director;
(ii)	Indemnification of the Company's Office Holders;
The proposed resolutions were approved by the required majority as detailed in the Proxy Statement.

(9)	Approval and ratification of Compensation of the Former Chairman of the Board.
The proposed resolution was approved by the required majority as detailed in the Proxy Statement.

Please note that Item 8 on the AGM agenda was removed from the agenda. For further information please see the press release and immediate report dated October 7, 2014 at: http://maya.tase.co.il/bursa/report.asp?report_cd=925103 or the report on Form 6-K at: http://www.sec.gov/Archives/edgar/data/1096691/000117891314003130/zk1415632.htm.

For further information concerning the resolutions, please refer to the Proxy Statement at: http://maya.tase.co.il/bursa/report.asp?report_cd=920536 or the report on Form 6-K at: http://www.sec.gov/Archives/edgar/data/1096691/000117891314002903/zk1415532.htm.

Forward-looking statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. For further information regarding the above-mentioned risks, uncertainties and assumptions and other risks we face, see "Item 3. Key Information - 3D. Risk Factors", "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's Annual Reports on Form 20-F filed with the SEC, as well as its current reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Ziv Leitman Chief Financial Officer Tel: +972 (54) 781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972 (54) 781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: October 22, 2014